FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May, 2005
Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)
By	/s/ Fujio Okada
Fujio Okada
General Manager, Legal Division

Date: May 31, 2005

The following is an English translation of the Notice of the 167th Ordinary General Meeting of Shareholders of NEC Corporation to be held on June 22, 2005, except for the translation of the INSTRUCTION ON VOTING RIGHTS and the ACCESS MAP FOR THE PLACE OF THE MEETING in the Notice. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Corporation

7-1, Shiba 5-chome
Minato-ku, Tokyo

Hajime Sasaki
Chairman of the Board

May 31, 2005

To Our Shareholders:

NOTICE OF
THE 167TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

     This is to inform you that the Hundred and Sixty-seventh Ordinary General Meeting of Shareholders (the “Meeting”) of NEC Corporation (the “Company”) will be held as follows:

1.	DATE:	June 22, 2005 (Wednesday) at 10:00 A.M. Japanese Standard Time

2.	PLACE:	The Convention Hall on the second basement floor of the Tokyo Prince Hotel Park Tower at 8-1, Shibakoen 4-chome, Minato-ku, Tokyo

3.	AGENDA OF THE MEETING

MATTERS TO BE REPORTED UPON:

1.	Report on the Business Report, Balance Sheet and Statement of Operations with respect to the 167th Business Period from April 1, 2004 to March 31, 2005.

2.	Report on the Consolidated Balance Sheet and the Consolidated Statement of Operations with respect to the 167th Business Period from April 1, 2004 to March 31, 2005, and report on the results of the audit conducted on the Consolidated Balance Sheet and the Consolidated Statement of Operations by Independent Auditors and the Board of Corporate Auditors.

MATTERS TO BE VOTED UPON:

(1)	Approval of Proposed Appropriation of Retained Earnings for the 167th Business Period

(2)	Partial Amendments to the Articles of Incorporation

(The outline of this proposal is shown in “REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS” described below.)

(3)	Election of Fifteen Directors

(4)	Election of One Corporate Auditor

(5)	Issuance of Stock Acquisition Rights with Favorable Conditions to Persons Other Than the Shareholders for the Purpose of Granting Stock Options

(The outline of this proposal is shown in “REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS” described below.)

(6)	Presentation of Retirement Allowances to Retiring Corporate Auditor

Attachment

BUSINESS REPORT

(For the period from April 1, 2004 to March 31, 2005)

1.	Review of Operations

(1) Development and Results of Operations of the NEC Group

Overview

     During the fiscal year ended March 31, 2005 (the “Period”), although there was concern due to the escalating price of crude oil, the growth of the economy continued in developed countries including the U.S., and high growth was sustained in Asian nations, including China, due to an increase in capital expenditures.

     There was sustained steady growth in the Japanese economy in the first half of the Period resulting from an increase in exports to Asia focused mainly on China and an increase in capital expenditures. However, stagnation in consumer spending in the second half led to a slowdown in growth in the economy.

     The electronics industry in Japan experienced increased demand for digital home electronics products such as flat panel televisions and DVD recorders. IT services also grew moderately due to a recovery in IT (Information Technology) and network investments by enterprises in Japan. However, mobile handsets showed sluggish growth due to high permeation in the Japanese market. Overseas, there was steady growth principally due to demand for personal computers (“PCs”) and mobile handsets.

     With respect to semiconductors and other electronic components, although there was an increase in demand in both Japan and overseas in the first half relating to brisk sales in digital home electronics products, the second half saw shrinking demand caused by inventory adjustments by customers.

     In the business environment surrounding the NEC Group, demand for software development increased rapidly due to the diversification of functions of a variety of products such as 3G mobile handsets. In the area of System Integration (“SI”), prices continuously declined as a result of a severe competition while sophistication and complication of customer demands increased. Taking into consideration these rapid changes in the business environment, the NEC Group positioned the Period as the year to execute its growth strategy, and tackled the tasks of strengthening business execution capabilities, executing its growth strategy, and reforming businesses of concern.

     First of all, in order to strengthen its business execution capabilities, the NEC Group expanded its production innovation activities, further standardized its development processes, and expanded its cost cutting efforts, which were to date mainly focused on the hardware businesses, to the software and system development areas. Taking these measures, the NEC Group has been seeking to strengthen the business base through total process innovation. In addition, the structure of the NEC Group was reorganized in order to enable it to better grasp growth opportunities as the full-scale ubiquitous networked society (an advanced society with an environment that enables exchange of necessary information from anywhere, anytime, through various information and telecommunication devices) comes of age, and to strengthen its market responsiveness.

     As part of its growth strategy amid the advancement of broadband (high speed, large capacity networks and related services) and mobile (accessibility via mobile information terminals) infrastructure, the NEC Group expanded its Integrated IT/Network Solutions business, which utilized the NEC Group’s competencies. The NEC Group constructed mission critical systems for enterprises and telecommunication carriers’ service platforms such as the back-up center of “CiRCUS” that supports NTT DoCoMo Inc.’s i-mode service. In addition, with the goal of strengthening the SI and software development capabilities of the entire NEC Group, the Company entered into stock-for-stock exchange agreements with each of NEC Soft, Ltd. (“NEC Soft”) and NEC System Technologies, Ltd. (“NEC System Technologies”) in February 2005 in order to make these companies wholly-owned subsidiaries of the Company. Furthermore, the Company made ABeam Consulting Ltd. its subsidiary aiming to improve the NEC Group’s consulting capabilities in SI, and to aid global expansion of its Integrated IT/Network Solutions business. In the mobile handset business, while aiming at overseas business development focused mainly on China, the NEC Group addressed, among other concerns, development efficiency related issues. In the Electron Devices business, the NEC Group constructed a production line for advanced semiconductor products in response to rapidly rising demand, and focused on developing human resources to develop optimal solutions to respond to customers’ needs.

     With respect to its efforts to focus on its key businesses, the Company transferred its plasma display business to Pioneer Corporation. In addition, Elpida Memory, Inc., to which the Company transferred its general-purpose DRAM business, was listed on the First Section of the Tokyo Stock Exchange in November 2004, and secured a means of procuring capital from the capital market.

     Consolidated net sales for the Period were 4,855.1 billion yen, a decrease of 51.7 billion yen (1.1%) as compared with the previous fiscal year. This was principally due to a significant decrease in mobile handset sales despite steady sales in the SI and fixed-line communications systems areas that were supported by the recovery in IT and network investments by enterprises, and an increase in sales in mobile communications systems in the mobile area.

     Regarding profitability, consolidated income before income taxes for the Period decreased by 44.9 billion yen (28.0%) as compared with the previous fiscal year, amounting to 115.7 billion yen. This is mainly due to a decrease in sales and an increase in development costs of mobile handsets, and sluggish demand in the area of semiconductors, despite improvement in profitability in the SI and fixed-line communications systems areas. In addition, consolidated net income for the Period increased by 26.8 billion yen (65.2%) as compared with the previous fiscal year, amounting to 67.9 billion yen. This was due to an improvement in equity in earnings (losses) of affiliated companies mainly resulting from an improvement in income of affiliated companies accounted for by the equity method, and gain due to stock issuances of Elpida Memory, Inc., which completed a public offering.

Review of Operations by Business Segments

     The NEC Groups’ primary business consists of three business segments: IT solutions business, network solutions business and electron devices business. The following is a review of the financial results for each business segment of the NEC Group for the Period.

IT Solutions Business

     Sales of the IT Solutions business were 2,144.4 billion yen, an increase of 2.2% from the previous fiscal year. This was due to a steady growth in the area of SI for both for the private-sector and government-sector markets. On the other hand, in the area of computer platforms, due to particularly large scale orders in the previous fiscal year and the effect of a drop in average selling prices for optical disc drives resulting from increasingly harsh competition, sales decreased compared with the previous fiscal year. In the area of personal solutions business, sales were almost equivalent to that of the previous fiscal year.

     Segment profits amounted to 102.3 billion yen, an increase of 10.5 billion yen from the previous fiscal year. This was primarily due to an improvement in profitability through more efficient project management and process innovation, as well as an increase in the sales in the area of SI.

Network Solutions Business

     Sales of the Network Solutions business were 1,892.0 billion yen, an increase of 6.5% from the previous fiscal year. This was due to a steady growth in sales of fixed-line communications systems in Japanese market, as well as an increase in sales of mobile communications systems for the launch of fixed-rate packet communications services. Sales of mobile handsets, which were particularly high for the Japanese market in the previous fiscal year, decreased significantly from the previous fiscal year.

     Segment profits amounted to 26.5 billion yen, a decrease of 41.4 billion yen from the previous fiscal year. This was due to the decrease in sales of mobile handsets along with increased development costs for responding to new technologies. Nevertheless, profitability improved due to structural reforms and increased sales in the area of fixed-line communications systems.

Electron Devices Business

     Sales of the Electron Devices business were 868.7 billion yen, a decrease of 6.8% from the previous fiscal year. This was primarily due to the transfer of the plasma display business and the termination of general-purpose DRAM foundry business.

     In the area of semiconductors, which comprises a majority of the Electron Devices business, sales in system LSIs for digital home electronics and LCD driver ICs grew in the first half of the Period owing to the expansion of global semiconductor demand in those products following on from the previous fiscal year. In the second half of the Period, however, demand was sluggish due to prolonged inventory adjustments by customers. On the other hand, sales of semiconductors for automobiles grew steadily over the Period. In the display area, while there was growth mainly in sales of color LCDs for industrial use, due to the transfer of the plasma display business to Pioneer Corporation, sales fell significantly as compared with the previous fiscal year.

     Segment profits amounted to 37.2 billion yen, a decrease of 17.1 billion yen from the previous fiscal year. Despite an improvement in profitability owing to structural reforms in areas such as color LCDs and electronic components, this decrease was principally due to sluggish demand in the area of semiconductors and an increase in depreciation and amortization costs resulting from the construction of new production lines.

Others

     Sales of the “Others” segment, which consists of the manufacture and sale of semiconductor manufacturing equipment and LCD projectors as well as information and network system construction, were 649.1 billion yen, a decrease of 4.5% from the previous financial year. This was mainly because Japan Aviation Electronics Industry, Ltd., which previously was a subsidiary of the Company, became an affiliated company accounted for by the equity method due to the sales of a part of its shares owned by the Company in March 2004.

     Segment profits amounted to 11.6 billion yen, an increase of 0.8 billion yen from the previous fiscal year.

Research and Development by NEC Group

     The Company has positioned its Central Research Laboratories as the NEC Group’s primary R&D center, and it uses these laboratories to promote the NEC Group’s R&D strategy, developing advanced technologies for system devices and integrated IT and networks, as well as common platform technologies that support the NEC Group’s businesses. R&D highlights during this Period include the following examples:

(i) Development of Software to Prevent Leaking of Information by Company Insiders

     Recently, the importance of effective information security countermeasures against information leakage, cyber-attacks and other similar issues has been increasing, especially due to the Personal Information Protection Act of Japan, which became full effective from April 1, 2005. Accordingly, the Company has developed software products to prevent information leakage by company insiders. The main functions of nearly all existing information security countermeasure products are limited to access control and encryption of customer information and other confidential data. The Company’s new software, however, has a function to prevent intentional leakage of information by a company’s insiders by controlling the removal of confidential data filed on a particular server, and it can further reduce the risk of information leakage by combining this function with encryption technologies or a function to monitor and trace operational records for data that is allowed to be transferred. The Company intends to continue developing these software products to enhance the level of sophistication and enable them to work cooperatively with integrated management systems for various software applications.

(ii) Development of Linux OS based Software Platform for 3G Mobile Phones

     The Company, Panasonic Mobile Communications Co., Ltd. and NTT DoCoMo, Inc. have jointly developed a Linux OS based software platform for 3G mobile phones. In the future, in addition to the functions such as videophone and music playback, 3G mobile phones are expected to be equipped with additional functions such as receivers for terrestrial digital TV broadcasting. While application software is necessary to realize those functions, the development volume of the application software is increasing, as a result that mobile phones’ features are getting richer. A software platform, which enables the fundamental parts of such application software to be shared, is effective in developing such application software efficiently. Since the newly-developed software platform is based on Linux OS, which is a feature-rich and versatile open source software, the Company believes that development costs for application software can be reduced by using the software platform. Further, the stable operational environment of this application software promotes the development of versatile application software.

(iii) Development of Mobile Phone Application Processor with Parallel Processing Capabilities

     The Company and NEC Electronics Corporation, a subsidiary of the Company, have jointly developed an application processor for mobile phones with three internal CPU (central processing unit) cores. Since application software for feature-rich, multi-function mobile phones are expected to be increasingly complex and plentiful, it is important to improve the processing capability of the application processor necessary for operating such application software. Although to date most application processors for mobile phones have used a single CPU, such processors had higher power-consumption levels as a result of their higher processing capabilities, which in turn reduced a mobile phone’s talk time and standby time. Through the development of software which enables parallel processing of multiple CPUs, the newly-developed application processor can successfully operate on three CPUs in parallel. This application processor enables the allocation of tasks to the most appropriate CPU for each utilized application software, and the efficient operation of such CPUs enable mobile phones using such application software to simultaneously offer both multiple high-performance features and low power consumption.

(iv) Development of a Device that Converts Optical Signals to Electronic Signals within a LSI Chip at High Modulation Speed

     Since the total amount of data processed by electronic devices is increasing, the development of a high-speed photodiode (light detector) enabling mass-volume signal transmission between electronic circuits within a LSI chip is in progress. The Company has realized a key technology that enables high-speed operation of silicon-based photodiode. Although silicon-based photodiode can be manufactured at relatively low cost, a high-speed operation with more than 1GHz modulation has been difficult. On the other hand, when germanium or other materials are used to increase operation speed, its manufacturing process becomes more complex, resulting in higher cost. In the Company’s novel photodiode featuring new key-technology, high-speed operation at 20GHz becomes possible even when using a silicon device, which has the same speed as a photodiode utilizing germanium. Using this technology, electronic devices are expected to feature increased speed and performance at a lower cost.

Capital Expenditures of the NEC Group

     The total capital expenditures of the NEC Group amounted to 217.8 billion yen during the Period. Major capital expenditures included investment in production lines for advanced semiconductor products, research and development equipment for servers, mobile communications systems, mobile handsets, and optical network systems, as well as equipment to expand its “BIGLOBE” Internet services.

Financing Activities of the NEC Group

     In May 2004, the Company’s subsidiary NEC Electronics Corporation raised 110 billion yen by issuing Zero Coupon Convertible Bonds due 2011, in order to finance its capital expenditures. The Company did not raise funds through the issuance of shares or bonds during the Period.

(2) Challenges to be Addressed by the NEC Group

     In Japan, as broadband and mobile infrastructure is being expanded, and as the shift to next-generation networks, such as optical networks and IP networks, is accelerated, there is an increase in the construction of new service platforms for telecommunication carriers and in the construction of global supply chains and network utilization in enterprises. In addition, the full-scale transition to 3G mobile phone services by telecommunications carriers is taking place in the mobile handset market in Japan. Furthermore, with increased diversification in customers’ needs, a higher level of semiconductor solutions is sought after.

     While new business opportunities are expanding in this way, the demand for software development is expanding not only in the IT area, but also in the areas of networks and semiconductors. Customers’ demands for software have become more sophisticated and complex. At the same time, the scale of development projects has grown due to rapid changes in technology, while pricing pressure continues due to harsh competition.

     The NEC Group is responding to the changes in the business environment that is becoming a full-scale ubiquitous networked society, and tackling the following management issues in order to seize new business opportunities and accomplish further growth.

     Firstly, the NEC Group will seek to quickly and precisely identify the changes in the market by thoroughly following customer trends and will seek to provide integrated solutions that fulfill customers’ needs. Furthermore, it will actively implement the global development of its integrated solutions business originating in Asia including China.

     Secondly, in the area of software/services, in order to strengthen the core competencies of the NEC Group, which include its system integration and software development capabilities, the NEC Group has been dynamically reorganizing its management resources in this area including NEC Soft and NEC System Technologies. Through this, the NEC Group continues to carry out total process innovation, and seeks to further strengthen its competitiveness and achieve the maximum potential of the NEC Group’s competencies to realize its customers’ needs.

     Moreover, the NEC Group will concentrate on developing hardware products such as servers and storage devices that fulfill customers’ needs through full use of world-leading broadband and mobile infrastructure available in Japan and NEC Group’s core technologies in IT and networks areas such as technologies that offer high reliability and security.

     The Company will respond to the expectations of its shareholders by promoting business expansion of the NEC Group and improving its profitability, and further developing itself as a leading, global company through these measures set forth above.

(3) Explanation of Changes in the Results of Operations and the Financial Position

(i) Changes in the Results of Operations and the Financial Position (Consolidated)

     During the 164th Business Period (the fiscal year ended March 31, 2002), due to the continuing stagnant conditions of the Japanese economy, and IT recession on a worldwide basis, net sales showed a sharp decrease compared to the previous period. In addition, net income (loss) before income tax and net income (loss) turned to a large loss, due to recognizing restructuring expenses. During the 165th Period (the fiscal year ended March 31, 2003), net sales decreased compared to the previous period. However, due to lower fixed expenses and cost of sales resulting from structural reforms, the Company reported a net income before income tax. The Company, however, reported a net loss due to an increase in provision for income taxes by an effect of change in statutory tax rate on deferred tax assets resulting from the enactment of a reduction in enterprise tax in Japan as well as an increase of equity in losses of affiliated companies. During the 166th Business Period (the fiscal year ended March 31, 2004), net income before income tax showed a significant increase, and the Company reported net income due to gain due to stock issuance by subsidiaries in connection with their initial public offerings and to gains on sales of fixed assets as well as an increase of net sales. During this 167th Period (the fiscal year ended March 31, 2005), although net sales and net income before income tax decreased from the previous period, net income increased as a result of increase in equity in earnings (losses) of affiliated companies mainly resulting from an improvement in income of affiliated companies accounted for by the equity method and gain due to stock issuances by Elpida Memory, Inc. in connection with its initial public offering.

     Changes of major indices are shown in the following table:

(In billions of yen except per share figures)

Business	164th Business	165th Business	166th Business	167th Business
Period	Period	Period	Period	Period
Indices	4/1/01-3/31/02	4/1/02-3/31/03	4/1/03-3/31/04	4/1/04-3/31/05
Net sales	5,101.0	4,695.0	4,906.8	4,855.1
Net income (loss) before income tax	(461.2)	61.5	160.5	115.7
Net income (loss)	(312.0)	(24.6)	41.1	67.9
Net income (loss) per share (yen)	(188.63)	(14.85)	23.67	34.77
Diluted net income (loss) per share (yen)	—	—	21.93	31.87
Total assets	5,010.9	4,103.3	4,044.3	3,940.7
Net assets	564.9	358.4	711.5	794.3

Notes:	1.	The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	2.
“Net income (loss) per share” is calculated based on Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings Per Share. “Net income (loss) per share” means “Basic earnings per share” in SFAS No. 128, and it is calculated based on the weighted-average number of shares outstanding during each period. “Diluted net income (loss) per share” means “Diluted earnings per share” in SFAS No. 128, and it is calculated considering effect of dilutive securities.

	3.	“Diluted net income (loss) per share” in the 164th Business Period and 165th Business Period are not listed because net loss was recorded in those periods.

(ii) Changes in the Results of Operations and the Financial Position (non-consolidated)

     During the 164th Business Period, due to the continuing stagnant conditions of the Japanese economy, and IT recession on a worldwide basis, net sales showed a sharp decrease compared to the previous period, and ordinary loss was recorded. Net income (loss) turned to a large net loss, due to recognizing restructuring charges as an extraordinary loss. During the 165th Period, net sales decreased compared to the previous period. However, due to lower fixed expenses and cost of sales resulting from structural reforms, ordinary income improved and returned to a positive amount. Net income (loss), however, marked a loss due to the extraordinary loss that was accounted for by the devaluation of investments in affiliated companies and securities. During the 166th Period, although net sales decreased from the previous period due to the separation of the Semiconductor Solutions business in November 2002, ordinary income increased due to a decrease in fixed expenses and cost of sales, and the Company reported a net income due to gains on sales of shares of subsidiaries in connection with their initial public offerings as well as gains on the sale of fixed assets. During this 167th Period, although net sales decreased from the previous period, ordinary income increased due to reduced fixed expenses and cost of sales resulting from improved production innovation activities and development process innovations. However, net income decreased from the previous period because of an increase of income taxes deferred.

     Changes of major indices are shown in the following table:

(In billions of yen except per share figures)

Business	164th Business	165th Business	166th Business	167th Business
Period	Period	Period	Period	Period
Indices	4/1/01-3/31/02	4/1/02-3/31/03	4/1/03-3/31/04	4/1/04-3/31/05
Net sales	3,562.3	2,781.4	2,509.1	2,426.8
Ordinary income (loss)	(96.5)	6.1	31.9	40.2
Net income (loss)	(286.2)	(14.9)	25.2	24.2
Net income (loss) per share (yen)	(172.87)	(9.01)	14.43	12.49
Total assets	3,273.5	2,701.0	2,682.4	2,487.7
Net assets	735.1	672.0	913.1	914.2

Notes:	1.
“Net income (loss) per share” is calculated based on the average number of shares outstanding during each period. In addition, from the 165th Business Period, the Company has adopted “Accounting standard regarding the net income per share” (Statement of Accounting Standards Board of Japan No. 2) and “Guideline for the application of the accounting standard regarding the net income per share” (Guideline of Accounting Standards Board of Japan No. 4).

	2.	The Company has adopted the consolidated tax return system from the 165th Period.

2.	Outline of the NEC Group and the Company (as of March 31, 2005)

(1) Business Segments of the NEC Group

     The NEC Group’s primary business consists of three business segments: IT solutions business, network solutions business, and electron devices business. The NEC Group’s major services and products by business segment are as follows:

		Percentage
		of Total
Business Segment	Major Services and Products	Sales
IT Solutions Business	Systems Integration (Systems Construction, Consulting), Maintenance and Support, Outsourcing and Support, Software (Operating Systems, Middleware, Application Software), Intel-based Servers, Mainframe Computers, UNIX Servers, Supercomputers, Storage systems, POS Systems, Workstations, Personal Computers, Personal Communication Equipment, “BIGLOBE” Internet Services	37.5%
Network Solutions Business	Fixed-line communications systems (VoIP Systems, IP-PBX Systems, Transmission Equipment, Optical Components, Routers/Switching Systems), Mobile Handsets, Mobile Communications Systems (Base Transceiver Stations, Core Network), Microwave Communications Systems, Satellite Communications Systems, Wireless Access Systems, Broadcasting Systems, Control Systems, Aerospace Systems, Defense Systems (radar equipment, etc.)	37.1%
Electron Devices Business	System LSIs (For Use in Communications Equipment, Computing and Peripheral Products, Consumer Electronics Products, Automotive and Industrial Products), Microcomputers, Discrete Devices, Optical and Microwave Devices, Color LCDs, Capacitors, Relays, Lithium-ion Rechargeable Batteries	16.6%
	Others	8.8%
	Total	100%

(2) Principal Offices of the NEC Group, etc.

Head Office	Minato-ku, Tokyo
Branch Divisions	Hokkaido Branch Division (Sapporo)
Tohoku Branch Division (Sendai)
Kanto-Shinetsu Branch Division (Saitama)
Tokyo Branch Division (Minato-ku, Tokyo)
Kanagawa Branch Division (Yokohama)
Shizuoka Branch Division (Shizuoka)
Chubu Branch Division (Nagoya)
Hokuriku Branch Division (Kanazawa)
Kansai Branch Division (Osaka)
Chugoku Branch Division (Hiroshima)
Shikoku Branch Division (Takamatsu)
Kyushu Branch Division (Fukuoka)
Plants	Tamagawa Plant (Kawasaki)
Fuchu Plant (Fuchu, Tokyo)
Sagamihara Plant (Sagamihara)
Abiko Plant (Abiko)
Domestic Manufacturing Center	NEC Kyushu, Ltd. (Kumamoto)
NEC Computertechno, Ltd. (Kofu)
NEC Personal Products, Ltd. (Yonezawa)
NEC Saitama, Ltd. (Kodama-gun Kamikawamachi, Saitama)
Overseas Subsidiaries	NEC USA, Inc. (United States of America)
NEC Europe, Ltd. (United Kingdom)

(3) Employees

(i) Employees of the NEC Group

Segment	Number of Employees
IT Solutions Business	50,850
Network Solutions Business	28,365
Electron Devices Business	46,796
Others	21,742
Total	147,753

(ii) Employees of the Company

Number of	Increase (Decrease)	Average	Average Years
Employees	from March 31, 2004	Age	of Employment
23,168	(342)	39.1	15.9

(4) State of Shares

(i) Total Number of Authorized Shares	3,200,000,000 shares

(ii) Total Number of Shares Issued	1,929,268,717 shares

(iii) Number of Shareholders	242,141 persons

(iv) Major Shareholders (Top 10)

(In thousands of shares)

The Company’s Holding in
	Number of Shares Held	Shareholders
Name of Shareholders	(Percentage of Shares Held)	(Percentage of Shares Held)
Japan Trustee Services Bank, Ltd. (Trust Account)	97,608 (5.06%)	None (None)
The Master Trust Bank of Japan, Ltd. (Trust Account)	81,971 (4.25%)	None (None)
The Chase Manhattan Bank, N.A. London	47,926 (2.48%)	None (None)
The State Street Bank and Trust Company 505103	47,705 (2.47%)	None (None)
Nippon Life Insurance Company	41,122 (2.13%)	None (None)
Sumitomo Life Insurance Company	41,000 (2.13%)	None (None)
The Chase Manhattan Bank, N.A. London, SL Omnibus Account	28,476 (1.48%)	None (None)
NEC Employee Shareholding Association	25,953 (1.35%)	None (None)
The Dai-ichi Mutual Life Insurance Company	24,569 (1.27%)	None (None)
Japan Trustee Services Bank, Ltd. (The Sumitomo Trust & Banking Co., Ltd. Retrust Account/Sumitomo Corporation Employee Pension Trust Account)	23,299 (1.21%)	None (None)

(v) Classification of Shareholders

Classification of	Number of	Percentage of	Number of
Shareholders	Shares Held	Shares Held	Shareholders
Financial Institutions	575,344,631	29.82%	259
Securities Companies	28,505,874	1.48%	128
Other Corporations	84,918,806	4.40%	2,517
Foreign Investors	607,217,429	31.47%	737
Japanese Individuals and Others	633,281,977	32.83%	238,500
Total	1,929,268,717	100%	242,141

(vi) Acquisition, disposal and holding of treasury stock

a. Shares acquired by the Company

Number of Common Stock	475,562

Total Amount Paid for Acquisition	316,230,770 yen

b. Shares disposed of by the Company

Number of Common Stock	85,246

Total Amount Paid for Disposal	56,939,015 yen

c. Treasury stock as of March 31, 2005

Number of Common Stock	2,558,755

(vii) Stock acquisition rights issued by the Company (the “Rights”)

a. Number of the Rights

960

b. Class and number of shares to be issued or transferred upon exercise of the Rights

960,000 shares of the Company’s common stocks

(1,000 shares per Right)

c. Issue price of the Rights

None

(viii) The Rights issued with favorable conditions to persons other than the Shareholders during the Period

a. Class and number of shares to be issued or transferred upon exercise of the Rights

289,000 shares of the Company’s common stocks

(1,000 shares per Right)

b. Issue price of the Rights

None

c. The amount to be paid per share for exercising the Rights

801 yen

d. Conditions for exercising the Rights

(a) The Rights can be exercised from July 1, 2006 to June 30, 2010

(b) Any Person to whom the Rights were allotted (the “Holder”) may exercise the Rights so long as the Holder is a director, corporate officer or employee of the Company or its subsidiaries (excluding companies whose stocks are listed and the subsidiaries of those listed companies) at the time of exercising the Rights. Notwithstanding the foregoing, if a Holder ceases to hold such position during the period described in (a) above, such Holder may exercise the Rights for a period of one year after leaving such position, but not later than the end of the period described in (a) above (i.e. on or before June 30, 2010). Furthermore, if a Holder loses such position on or before June 30, 2006, such Holder may, nevertheless, exercise the Rights for a period of one year from July 1, 2006.

(c) Successors or heirs of a Holder shall not exercise the Rights.

(d) The exercise of a fraction of a Right shall not be permitted.

(e) Other conditions are provided in an agreement for allotment of stock acquisition rights (agreement for the grant of stock option).

e. Events and conditions for cancellation

The Company may cancel the Rights without consideration in the following events:

(a) If the Holder becomes unable to exercise the Rights pursuant to the conditions set forth in paragraph d. above;

(b) If an agreement for merger with another company, pursuant to which the Company will be dissolved, is approved at a shareholders meeting of the Company; or

(c) If an agreement for stock exchange or stock transfer, pursuant to which the Company becomes a wholly owned subsidiary of another company, is approved at a shareholders meeting of the Company.

f. Description of favorable conditions

The Company has issued the Rights, without consideration, to the directors, corporate officers, the Executive General Manager, employees having responsibilities equivalent to those of corporate officers or the Executive General Manager, and full-time presidents of the Company’s Japanese subsidiaries (excluding companies whose stocks are listed and the subsidiaries of those listed companies) that are important to the NEC Group’s strategic management.

g. The names of the Holders and the Number of Rights allotted

(a) Directors

Name	Number	Name	Number
Hajime Sasaki	10	Shunichi Suzuki	4
Akinobu Kanasugi	10	Konosuke Kashima	4
Kaoru Yano	8	Yasuo Matoi	4
Toshiro Kawamura	8	Iwao Fuchigami	4
Kazuhiko Kobayashi	4	Saburo Takizawa	4
Kazumasa Fujie	4	Toshio Morikawa	3
Tsutomu Nakamura	4	Koichi Kimura	3

(b) Designated employees, etc. (Top 10)

Name	Number	Name	Number
Hiroshi Takakuta	4	Norio Onodera	3
Taiji Suzuki	4	Yoshiaki Tsuda	3
Kenji Yoshiyama	4	Hirofumi Okuyama	3
Toru Katayama	3	Hideki Teranishi	3
Tadao Kondo	3	Botaro Hirosaki	3

h. Details of the Rights with favorable conditions allocated to designated employees during the Period

	Allocated number	Class and Number of Shares to be issued or	Total number
Classification	of Rights	transferred upon exercise of the Right	of persons
Employees	184	184,000 shares of common stock	127
Directors of the affiliates	31	31,000 shares of common stock	31

(5) State of Consolidation

     As of March 31, 2005, the Company had 225 consolidated subsidiaries including 20 principal subsidiaries shown below, and 58 affiliated companies accounted for by the equity method. See “1.(1) Development and Results of Operations of the NEC Group” above.

Name of		Percentage of
Subsidiary	Capital	Shares Held	Main Business
	(Millions of yen)	(%)
NEC Personal Products, Ltd.	15,330	100	Development, manufacture, sale and maintenance of personal computers
NEC Access Technica, Ltd.	4,000	100	Manufacture and sale of computer peripheral equipment, communications equipment, etc. for the Company and its affiliated companies
NEC-Mitsubishi Electric Visual Systems Corporation	2,000	100 (0.25)	Development, manufacture, sale and maintenance of monitors
NEC Nexsolutions, Ltd.	815	100	Provision of system integration services and sale of computers, etc.
NEC Semicon Package Solutions, Ltd.	400	100 (100)	Manufacture of semiconductors for the affiliated companies
NEC Saitama, Ltd.	200	100	Manufacture of communications equipment for the Company
NEC Electronics Corporation	85,955	65.0	Manufacture and sale of semiconductors
NEC System Integration & Construction, Ltd.	13,122	26.2	Installation of telecommunications systems and sale of communications equipment and computers, etc.
NEC TOKIN Corporation	12,990	40.3 (0.4)	Manufacture and sale of materials and components for electronics applications
NEC Infrontia Corporation	10,331	53.3 (0.02)	Manufacture and sale of communications systems, POS terminals, etc.
NEC Fielding, Ltd.	9,670	37.2	Installation and maintenance of computers and network systems
NEC Soft, Ltd.	8,668	82.9	Provision of system integration services, etc., and development and sale of software
NEC System Technologies, Ltd.	6,796	81.0	Provision of system integration services, etc., and development and sale of software
Nippon Avionics Co., Ltd.	5,145	50.0	Manufacture and sale of information systems, electronic equipment and electronic components
NEC Machinery Corporation	2,578	53.9 (14.2)	Manufacture and sale of semiconductor manufacturing equipment and production automation facilities, etc.
NEC Mobiling, Ltd.	2,370	51.0	Sale of communications equipment and development of software

	(Thousands of U.S. dollars)
NEC Electronics America Inc. (U.S.A.)	380,800	100 (100)	Manufacture and sale of semiconductors
NEC America, Inc. (U.S.A.)	166,490	100 (100)	Sale of communications equipment
NEC Solutions (America), Inc. (U.S.A.)	28,508	100 (100)	Sale of computers and related equipment and provision of system integration services, etc.
	(Thousands of EURO)
NEC Computers International B.V. (Netherlands)	113,816	96.5	Manufacture and sale of personal computers

Notes:	1.	Parenthetical figures indicate the percentage of shares held indirectly by the Company.

2.
NEC Display Solutions, Ltd. was renamed from “NEC-Mitsubishi Electric Visual Systems Corporation” when the Company dissolved its joint venture business with Mitsubishi Electric Corporation on April 1, 2005.

3.
NEC Semicon Package Solutions, Ltd. was renamed from “NEC Semiconductors Kyushu, Ltd.” on October 1, 2004 when it acquired a part of NEC Yamaguchi, Ltd.’s semiconductor businesses by means of a corporate spin-off.

4.
The figures for the percentage of voting rights of NEC Electronics Corporation, NEC System Integration & Construction, Ltd., NEC TOKIN Corporation, and NEC Fielding Ltd. shown above do not account for the following shares that were contributed by the Company and its subsidiaries as part of severance indemnities trusts. The voting rights of such shares will be exercised at the instruction of the Company and its subsidiaries pursuant to the terms of the trusts indentures.

	Company	Subsidiaries
NEC Electronics Corporation	6,200,000 (5.0%)	—
NEC System Integration & Construction, Ltd.	6,400,000 (14.9%)	—
NEC TOKIN Corporation	12,700,000 (11.2%)	772,000 (0.7%)
NEC Fielding Ltd.	16,300,000 (29.9%)	—

5.	NEC America, Inc. and NEC Solutions (America), Inc. are wholly owned subsidiaries of NEC USA, Inc., a holding company in the U.S.A. established by the Company.

(6) Major Borrowings

		Number of the Company’s Shares and
		Percentage of Voting Rights Held by
Creditors	Balance of Borrowings	Creditors
	(Millions of yen)	(Thousands of shares)	(	%)
Sumitomo Life Insurance Company	12,050	41,000	2.13
The Development Bank of Japan	6,560	—	—
The Sumitomo Trust & Banking Co., Ltd.	5,087	6,000	0.31

(7) Directors and Corporate Auditors

(i)	Name, Position at the Company and Responsibility or Principal Occupation of Directors and Corporate Auditors

Position at the
Name	Company	Responsibility or Principal Occupation
Hajime Sasaki	Chairman of the Board	Overall management for the operation of fundamental matters of the Company
Akinobu Kanasugi	President	Management of execution of the Company’s business
Kaoru Yano	Senior Executive Vice President and Member of the Board	Assisting the President of the Computers Platform Business Unit, Network Platform Business Unit and Mobile Business Unit. R&D Unit, International Business Promotion, Security Trade Control, Product Technical Strategy and Export & Import Trade Control. Important matters relating to NTT Marketing Promotion
Toshiro Kawamura	Senior Executive Vice President and Member of the Board	Assisting the President of the Industrial Solutions Business Unit, Broadband Solutions Business Unit, System Services Business Unit, Mission Critical Systems Business Unit and Software Business Unit. Important matters relating to the Software Business
Kazuhiko Kobayashi	Senior Vice President and Member of the Board	Assisting the operation of the R&D Unit. IT/Network Integration Technology Strategy
Kazumasa Fujie	Senior Vice President and Member of the Board	Domestic Sales Business Unit, Advertising and Partner Business. Important matters relating to the Social Infrastructure Solutions Business Unit
Tsutomu Nakamura	Senior Vice President and Member of the Board	Mobile Business Unit, and China Area of Network Solutions Business
Shunichi Suzuki	Senior Vice President and Member of the Board	Corporate Strategic Planning, Affiliated Companies, and Business Development. Important matters relating to China Business Development and General Affairs
Konosuke Kashima	Senior Vice President and Member of the Board	Corporate Auditing, Human Resources Development, HR Support, Health Care Center and Corporate Communications
Yasuo Matoi	Senior Vice President and Member of the Board	Accounting controller and treasury
Iwao Fuchigami	Senior Vice President and Member of the Board	Systems Services Business Unit. Assisting the operation of the Mission Critical Systems Business Unit
Saburo Takizawa	Senior Vice President and Member of the Board	Broadband Solutions Business Unit
Toshio Morikawa	Director	Advisor, Sumitomo Mitsui Banking Corporation
Koichi Kimura	Director	Advisor, Daiwa Institute of Research Ltd.
Akira Uehara	Director	President of Taisho Pharmaceutical Co., Ltd.
Tatsuo Sakairi	Corporate Auditor (full-time)	—
Shigeo Matsumoto	Corporate Auditor (full-time)	—
Tsuneo Kabe	Corporate Auditor	Attorney-at-law
Shinichi Yokoyama	Corporate Auditor	President of Sumitomo Life Insurance Company
Muneo Shigematsu	Corporate Auditor	Member of the Board, The Seiyu, Ltd.

Notes:	1.	At the 166th Ordinary General Meeting of Shareholders held on June 22, 2004, Messrs. Kazuhiko Kobayashi, Konosuke Kashima, Yasuo Matoi, Iwao Fuchigami and Saburo Takizawa were elected as Directors.

	2.	At the 166th Ordinary General Meeting of Shareholders held on June 22, 2004, Messrs. Shigeo Matsumoto and Muneo Shigematsu were elected as Corporate Auditors.

	3.	Messrs. Toshio Morikawa and Koichi Kimura are outside directors, as stipulated in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan.

4.
Messrs. Tsuneo Kabe, Shinich Yokoyama and Muneo Shigematsu are outside corporate auditors, as stipulated in Paragraph 1, Article 18 of the Law For Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha.

	5.	The name of Directors and Corporate Auditor who retired during the Period, their position at the time of the retirement, and the date and reasons of their retirement are as follows:

Position at the time of
Name	retirement	Date of retirement (reason)
Koji Nishigaki	Vice Chairman of the Board	June 22, 2004 (expiration)
Mineo Sugiyama	Senior Executive Vice President	June 22, 2004 (resignation)
Shigeo Matsumoto	Executive Vice President	June 22, 2004 (resignation)
Yoshio Omori	Executive Vice President	June 22, 2004 (resignation)
Makoto Maruyama	Senior Vice President	June 22, 2004 (resignation)
Kenji Usui	Corporate Auditor	June 22, 2004 (expiration)

6.On April 1, 2005, the positions and responsibilities were changed as follows:

Responsibility or Principal
Name	Position	Occupation after change
Kaoru Yano	Senior Executive Vice President and Member of the Board	Overall management of the operations of the Computers Platform Business Unit, Network Platform Business Unit, Mobile Business Unit and Personal Solutions Business Unit. Intellectual Asset R&D Unit, Product Technical Strategy and Export & Import Trade Control. Important matters relating to the International Business Promotion Unit and NTT Marketing Promotion
Toshiro Kawamura	Senior Executive Vice President and Member of the Board	Overall management of the operations of the Industrial Solutions Business Unit, NES Solutions Group Business Unit, Broadband Solutions Business Unit and Mission Critical Systems Business Unit
Kazuhiko Kobayashi	Executive Vice President and Member of the Board	Assisting the operations of the Intellectual Asset R&D Unit and Product Technical Strategy. Hardware Mass-marketing Business for International markets (excluding Mobile Business Unit) and International Business Promotion Unit
Kazumasa Fujie	Executive Vice President and Member of the Board	Management of the operations of the Domestic Sales Business Unit and Social Infrastructure Solutions Business Unit. Domestic Sales Business Unit, Advertising and Partner Business
Shunichi Suzuki	Executive Vice President and Member of the Board	Corporate Strategic Planning, Affiliated Company, Business Development and Marketing Unit
Konosuke Kashima	Senior Vice President and Member of the Board	Corporate Auditing, Human Resources Development, HR Support, Health Care Center and General Affairs
Iwao Fuchigami	Senior Vice President and Member of the Board	Industrial Solutions Business Unit. Production Innovation of SI Business Areas and the promotion of packaged software integration through cooperation between the Industrial Solutions Business Unit and NES Solutions Group Business Unit

(ii) Remuneration paid to Directors and Corporate Auditors during the Period

	Remuneration		Bonus		Retirement Allowance
		Total Amount		Total Amount		Total Amount
	Number	(in millions of yen)	Number	(in millions of yen)	Number	(in millions of yen)
Directors	20	399	15	204	5	320
Corporate Auditors	6	81	—	—	1	5
Total	26	481	15	204	6	326

Notes:	1.	The total numbers of the Directors and the Corporate Auditors who were paid remuneration includes five (5) Directors and one (1) Corporate Auditor who retired on June 22, 2004.
	2.	The maximum monthly remuneration for Directors is 65 million yen. (approved at the 153rd Ordinary General Meeting of Shareholders held on June 27, 1991)
	3.	The maximum monthly remuneration for Corporate Auditors is 8 million yen. (approved at the 153rd Ordinary General Meeting of Shareholders held on June 27, 1991)
	4.	No bonuses were paid to the Corporate Auditors.

(8) Fees Paid to the Independent Auditors

Amount
Classification	(in millions of yen)
(i) The total fees that the Company and its subsidiaries shall pay to the Independent Auditors	691
(ii) The total fees that the Company and its subsidiaries shall pay to the Independent Auditors for the services stipulated in Paragraph 1, Article 2 of the Certified Public Accountants Law, out of the total amount set forth in (i) above.	594
(iii) The fees that the Company shall pay to the Independent Auditors in their role as Independent Auditors, out of the total amount set forth in (ii) above.	112

Note:	The fees set forth in (iii) include the fees for audits based on the Securities Exchange Law of Japan since there are no explicit distinction between fees for audits based on the Law For Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha and the fees for audits based on the Securities Exchange Law of Japan and specified in audit contracts between the Company and the Independent Auditors, and it is difficult to distinguish between these two types of fees.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2005)

(In millions of yen)

Account	Amount
Assets

I Current assets
Cash and cash equivalents	494,284
Notes receivable, trade	16,356
Accounts receivable, trade	900,227
Allowance for doubtful notes and accounts	(14,887)
Inventories	528,923
Deferred tax assets	106,755
Prepaid expenses and other current assets	49,904

Total current assets	2,081,562

II Investments and long-term receivables
Marketable securities	107,612
Investments and advances
Affiliated companies	187,011
Other	120,544
Long-term receivables, trade	8,274

Total investments and long-term receivables	423,441

III Property, plant and equipment
Land	96,565
Buildings	779,811
Machinery and equipment	1,720,698
Construction in progress	42,789

2,639,863
Accumulated depreciation	(1,913,441)

Total property, plant and equipment	726,422

IV Other assets
Deferred tax assets	399,313
Goodwill	56,934
License fees and other intangibles	42,912
Other	210,101

Total other assets	709,260

Total assets	3,940,685

Liabilities

I Current liabilities
Short-term borrowings	227,615
Current portion of long-term debt	137,354
Notes payable, trade	30,065
Accounts payable, trade	817,519
Accounts payable, other and accrued expenses	284,798
Accrued income taxes	25,906
Other current liabilities	138,403

Total current liabilities	1,661,660

II Long-term liabilities
Long-term debt	791,238
Accrued pension and severance costs	425,174
Other	44,152

Total long-term liabilities	1,260,564

Minority shareholders’ equity in consolidated subsidiaries	224,187

Commitments and contingent liabilities

Shareholder’s equity

I Common stock	337,820
Authorized — 3,200,000,000 shares
Issued — 1,929,268,717 shares
II Additional paid-in capital	455,683
III Retained earning	128,204
IV Accumulated other comprehensive income (loss)	(124,396)

797,311
V Treasury stock, at cost	(3,037)

3,067,755 shares
Total shareholders’ equity	794,274

Total liabilities and shareholders’ equity	3,940,685

CONSOLIDATED STATEMENT OF OPERATIONS
(for the fiscal year ended March 31, 2005)

(In millions of yen)

Account	Amount
I Sales and other income
Net Sales	4,855,132
Subsidy related to transfer of substitutional portion of employee pension fund liabilities, net of settlement loss of ¥12,607 million	663
Interest and dividends	9,396
Gain on sale of investments in securities, net of loss on impairment	43,446

4,908,637

II Costs and expenses
Cost of sales	3,646,770
Research and development expenses	275,348
Selling, general and administrative	802,505
Restructuring charges	5,854
Loss on sale or disposal of fixed assets, net	14,403
Interest	18,632
Net foreign-exchange loss	1,386
Other, net	28,075

4,792,973

III Income before income taxes	115,664
IV Provision for income taxes	73,111

V Income before minority interest, equity in earnings (losses) of affiliated companies	42,553
VI Minority interest in income of consolidated subsidiaries	7,280

VII Income before equity in earnings (losses) of affiliated companies	35,273
VIII Equity in earnings (losses) of affiliated companies	32,591

IX Net income	67,864

[Principles for preparation of the consolidated balance sheet and the consolidated statement of operations]

1.	Significant accounting policies

(1)	Basis of preparation of the consolidated balance sheet and the consolidated statement of operations

Pursuant to Paragraph 1 of Article 179 of the Regulations for Enforcement of the Commercial Code of Japan, the consolidated balance sheet and the consolidated statement of operations of the Company and its consolidated subsidiaries (“NEC”) are prepared with the terms and the forms in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Certain descriptions and notes required to be incorporated in accordance with U.S. GAAP are omitted from NEC’s consolidated balance sheet and consolidated statement of operations pursuant to the same provision of the Regulations for Enforcement of the Commercial Code of Japan.

(2)	Basis and method of valuation of inventories: Lower-of-cost-or-market method based on the cost calculated by the following method:

Finished goods	Custom-made products	Specific cost method
	Mass-produced standard products	First-in, first-out method (in most cases)
Work in process	Custom-made products	Specific cost method
	Mass-produced standard products	Average cost method
Semifinished components and raw materials		First-in, first-out method (in most cases)

(3)	Basis and method of valuation of marketable securities:

The Company has adopted the Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

Available-for-sale securities:	Fair value method. (Unrealized gains and losses on investments in marketable securities are included in the accumulated other comprehensive income (loss). Cost of sales for marketable securities are based on the moving average cost.)

(4)	Depreciation method for fixed assets:

Property, plant and equipment:	Declining-balance method (in most cases)

Intangible assets:	Straight-line method (Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, the Company performs impairment tests at least once per year on intangible assets with indefinite lives which should not be amortized.)

(5)	Goodwill:

Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, the Company performs impairment tests at least once per year on Goodwill which should not be amortized.

(6)	Basis of provision for allowance:

Allowance for doubtful notes and accounts:

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

Accrued pension and severance costs:

Pursuant to SFAS No. 87, Employers’ Accounting for Pensions, in order to provide for pension and severance payments, accrued pension and severance costs are recognized based on the projected benefit obligation and the fair value of plan assets as of March 31, 2005.

The amounts that accrued pension and severance costs are less than the difference from (a) the accumulated benefit obligation which is the projected benefit obligation excluding assumption about future compensation levels to (b) the fair value of plan assets are provided as minimum pension liability adjustment.

Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

[Notes to consolidated balance sheet]

1.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities, unrealized gains (losses) on derivative financial instruments.

2.	Pledged assets

Property, plant and equipment (book value):	40,882 million yen

3.	Guarantees

Affiliated company bank loans:	14,853 million yen
Employee mortgage loans:	19,886 million yen
Customer financial arrangements:	6,794 million yen
Lease-residual value guarantees:	17,280 million yen
Other:	5,600 million yen

4.	Legal proceedings

The Company, Elpida Memory (USA), Inc., a U.S. subsidiary of Elpida Memory, Inc., an affiliated company accounted for by the equity method, and NEC Electronics America, Inc., a subsidiary of the Company, are currently subject to an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory industry. Separately, Elpida Memory, Inc., Elpida Memory (USA), Inc. and NEC Electronics America, Inc. have been named in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. Elpida Memory, Inc. is also subject to a similar investigation being conducted by the Director-General for the Competition, Cartels Unit of the European Commission. Although no rulings have been issued in these proceedings at this time, the Company has accrued a probable and reasonably estimable amount of potential litigation loss in connection with the U.S. Department of Justice’s investigation.

[Notes to consolidated statements of operations]

1.	Net income per share

Basic:	34.77 yen
Diluted:	31.87 yen

<Reference Document>

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(For the fiscal year ended March 31, 2005)

(In millions of yen)

I Cash flows from operating activities:
Net income	67,864
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	166,484
Equity in earnings (losses) of affiliated companies, net of dividends	(31,580)
Increase in notes and accounts receivable	(4,870)
Decrease in inventories	56,289
Decrease in notes and accounts payable	(114,239)
Other, net	24,611

Net cash provided by operating activities	164,559

II Cash flows from investing activities:
Proceeds from sales of fixed assets	89,422
Additions to fixed assets	(261,384)
Proceeds from sales of marketable securities	29,754
Purchase of marketable securities	(1,112)
Other, net	20,773

Net cash used in investing activities	(122,547)

Free cash flows (I + II)	42,012

III Cash flows from financing activities
Net repayments of bonds and borrowings	(37,506)
Dividends paid	(14,060)
Other, net	1,300

Net cash used in financing activities	(50,266)

Effect of exchange rate changes on cash and cash equivalents	5,775
Net decrease in cash and cash equivalents	(2,479)

Cash and cash equivalents at the beginning of year	496,763
Cash and cash equivalents at the end of year	494,284

Report of Independent Auditors

April 25, 2005

TO:	The Board of Directors NEC Corporation (the “Company”)

Ernst & Young Shin Nihon
Engagement partner and CPA    Sadahiko Yoshimura (Seal)
Engagement partner and CPA    Kazuya Oki (Seal)

     We have audited the consolidated balance sheet as of March 31, 2005 and the consolidated statement of operations for the fiscal year ended March 31, 2005, of the Company pursuant to Paragraph 3 of Article 19-2 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha. The consolidated balance sheet and the consolidated statement of operations are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated balance sheet and the consolidated statement of operations based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated balance sheet and the consolidated statement of operations are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet and the consolidated statement of operations. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation in the consolidated balance sheet and the consolidated statement of operations. We believe that our audit provides a reasonable basis for our opinion. Such audit procedures also include those audit procedures applied to the Company’s subsidiaries or the Company’s consolidated subsidiaries as we considered necessary in the circumstances.

     As a result of our audit, in our opinion, the consolidated balance sheet and the consolidated statement of operations as described above present fairly the financial position and the results of operations of the NEC group, which consists of the Company and its consolidated subsidiaries, etc., in conformity with applicable laws and the Company’s Articles of Incorporation.

     Neither our firm nor we have an interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

REPORT OF THE BOARD OF CORPORATE AUDITORS ON
THE CONSOLIDATED BALANCE SHEET AND THE CONSOLIDATED STATEMENT OF OPERATIONS

     We, the Board of Corporate Auditors, received reports from each Corporate Auditor on the method and results of the audit concerning the consolidated balance sheet as of March 31, 2005 and the consolidated statement of operations for the fiscal year ended March 31, 2005 and upon deliberation prepared this report. We hereby report as follows:

1.	Outline of audit method by Corporate Auditors

     In accordance with auditing principles and auditing plans determined by the Board of Corporate Auditors, each Corporate Auditor received reports and explanations from Directors and Independent Auditors on the consolidated balance sheet and the consolidated statement of operations, and, when necessary, visited the Company’s consolidated and other subsidiaries to receive reports on their accounting, and also inspected operations and the state of assets.

2.	Results of audit

(1) The procedures and results of the audit conducted by Ernst & Young Shin Nihon, the Independent Auditors, are fair and appropriate.

(2) Upon the investigation of the Company’s consolidated and other subsidiaries, we have found no matters that must be reported with regard to the consolidated balance sheet and the consolidated statement of operations.

April 26, 2005

Corporate Auditor (Full-time)	Tatsuo Sakairi (Seal)
Corporate Auditor (Full-time)	Shigeo Matsumoto (Seal)
Corporate Auditor	Tsuneo Kabe (Seal)
Corporate Auditor	Shinichi Yokoyama (Seal)
Corporate Auditor	Muneo Shigematsu (Seal)

Note:
Messrs. Tsuneo Kabe, Shinichi Yokoyama and Muneo Shigematsu are outside corporate auditors stipulated in Paragraph 1, Article 18 of the Law For Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha.

BALANCE SHEET
(As of March 31, 2005)

(In millions of yen)

Assets
Account	Amount
Current assets	852,994
Cash and cash equivalents	101,148
Notes receivable, trade	1,995
Accounts receivable, trade	397,694
Short-term loans	46,448
Accounts receivable, others	100,942
Allowance for doubtful accounts	(17,246)
Finished goods	48,937
Semifinished components and work in process	102,436
Raw materials	29,679
Deferred tax assets	28,000
Other current assets	12,958

Fixed assets	1,634,756
Property, plant and equipment	207,557
Buildings and structures	268,395
Machinery and equipment	118,273
Transportation equipment, tools, furniture and fixtures	189,657
Accumulated depreciation	(425,897)

Sub-total	150,429
Land	50,100
Construction in progress	7,027
Intangible assets	126,994
Facility rights	605
Software	122,798
Other intangible assets	3,591
Investments and other assets	1,300,203
Investments in securities	236,316
Investments in Subsidiaries	618,533
Long-term loan receivable	70,791
Allowance for doubtful accounts	(39,181)
Prepaid pension and severance cost	182,429
Long-term prepaid expenses	22,033
Long-term deferred tax assets	181,369
Others	27,910

Total assets	2,487,750

Liabilities and shareholders’ equity
Account	Amount
Liabilities
Current liabilities	970,657
Notes payable, trade	86
Accounts payable, trade	521,409
Short-term borrowings	26,580
Bonds (to be redeemed within one year)	85,200
Accounts payable, others	90,554
Accrued income taxes	2,904
Advance received	21,604
Deposits received	74,973
Other current liabilities	147,342
Non-current liabilities	602,842
Bonds	530,206
Long-term debts	25,555
Allowance for loss on repurchase of electronic computers	23,968
Other non-current liabilities	23,112

Total liabilities	1,573,499

Shareholders’ equity
Common stock	337,820
Capital surplus	396,131
Additional paid-in capital	396,131
Retained earning	156,854
Legal reserve	35,615
Reserve for loss on overseas investments	312
Reserve for development of computer programs	15,344
Reserve for special depreciation	5,832
Reserve for advanced depreciation	6,738
General reserve	50,190
Unappropriated retained earnings	42,822
Unrealized gains on investments in securities	26,048
Treasury stock	(2,604)

Total shareholders’ equity	914,250

Total liabilities and shareholders’ equity	2,487,750

STATEMENT OF OPERATIONS
(for the period from April 1, 2004 to March 31, 2005)

(In millions of yen)

Account	Amount
Ordinary income and expenses
Operating income and expenses
Sales	2,426,835
Operating expenses	2,404,752
Cost of sales	1,843,884
Selling, general and administrative expenses	560,867
Operating Income	22,083
Non-operating income and expenses
Non-operating income	61,476
Interest and dividends received	56,370
Other non-operating income	5,105
Non-operating expenses	43,313
Interest expense	14,752
Other non-operating expenses	28,561
Ordinary income	40,245

Extraordinary gains and losses
Extraordinary gains	84,215
Gains on establishment of retirement benefit trust	48,116
Gain on sales of investments in affiliates	22,580
Gain on sales of investments in securities	10,844
Gains on sales of fixed assets	2,674
Extraordinary losses	64,545
Devaluation of investments in affiliates	46,643
Restructuring charge	15,483
Devaluation of investments in securities	2,418

Income before income taxes	59,914
Income taxes	(14,039)
Income taxes deferred	49,700

Net income	24,254
Retained earnings carried over from the previous period	24,368
Losses on disposal of treasury stock	19
Interim dividend paid	5,780

Unappropriated retained earnings	42,822

(Notes to balance sheet)

1.	Reported amounts are in millions of yen, and fractions less than one million yen are discarded. The reported amount, “0”, means an amount less than one million yen.

2.	Significant accounting policies:

(1) Basis and method of valuation of assets

(i) Securities:

Investments in subsidiaries and affiliates		Moving average cost method
Investments in other securities	Marketable securities	Fair value method. Unrealized gains and losses on investments in marketable securities are included in shareholders’ equity. Cost of sales for marketable securities are based on the moving average cost.
	Non-marketable securities	Moving average cost method

(ii) Derivative:	Fair value method
(iii) Inventories:	Lower-of-cost-or-market method based on the cost calculated by the following method:

Finished goods	Custom-made products	Specific cost method
	Mass-produced standard products	First-in, first-out method
Work in process	Custom-made products	Specific cost method
	Mass-produced standard products	Average cost method
Semifinished components and raw materials		First-in, first-out method

(2) Depreciation method for fixed assets:

(i) Property, plant and equipment:	Declining balance method
(ii) Intangible assets:	Straight-line method

The company applies the depreciation method based on the projected sales volume to software for sale, and applies the straight-line method to software for internal use based on the estimated useful life (within 5 years).

(3) Basis of provision for allowance:

Allowance for doubtful accounts:

–	In order to provide for bad debt, allowance for ordinary receivables is provided based on past actual bad debt ratios, and allowance for bad debt is provided based on collectibility.

Accrued / prepaid pension and severance cost:

–	The Company has adopted benefit funded plans and severance indemnity plans for its employees.
In order to provide for pension and severance payments, accrued / prepaid pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of March 31, 2005. Net obligations of 166,226 million yen resulting from the adoption of applicable accounting standards have been amortized over 15 years since the 163rd Business Period, except the effects of the return of the governmental portion of benefit pension plans established under the Japanese Welfare Pension Insurance Law.

Allowance for loss on repurchase of electronic computers:

–	In order to provide for possible losses arising from repurchase of electronic computers, an estimated amount of future repurchase loss is calculated based on the actual past results.

(4) Accounting policies on consumption taxes:

Consumption taxes are accounted for as deposits received or deposits paid.

(5) Consolidated tax returns:

The Company files consolidated tax returns.

3.	The amount of net assets as prescribed in Article 124, item 3 of the Regulations for Enforcement of the Commercial Code of Japan is 21,582 million yen.

4.	Monetary receivable from subsidiaries:

Short-term	182,439 million yen
Long-term	81,153 million yen

5.	Monetary payable to subsidiaries:

Short-term	471,298 million yen
Long-term	1,551 million yen

6.	Guarantees for loan:	46,766 million yen
	Obligations similar to guarantees:	222 million yen
Legal proceedings:

The Company is currently subject to an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory industry. Although no rulings have been issued at this time, the Company has accrued a probable and reasonably estimable amount of potential litigation loss expenses in connection with the U.S. Department of Justice’s investigation.

(Notes to statement of operations)

1.	Reported amounts are in millions of yen, and fractions less than one million yen are discarded.

2.	Transactions with subsidiaries:

Sales	346,679 million yen
Purchases	1,505,155 million yen
Transactions other than operation	13,467 million yen

3.	Net income per share:	12.49 yen

The proposed appropriation of retained earnings

(In yen)
Unappropriated retained earnings	42,822,110,935
Reversal of reserve for loss on overseas investments	312,074,533
Reversal of reserve for development of computer programs	15,344,810,340
Reversal of reserve for special depreciation	5,832,679,862
Reversal of reserve for advanced depreciation	6,738,200,536
Reversal of general reserve	50,190,000,000

Total	121,239,876,206

To be appropriated as follows:
Dividends (3 yen per share)	5,780,129,886
Bonuses payable to Directors	190,800,000
Unappropriated retained earnings to be carried forward	115,268,946,320

Note:	An interim dividend of 3 yen per share, totaling 5,780,884,131 yen, was paid on December 10, 2004.

Report of Independent Auditors

April 25, 2005

TO:	The Board of Directors
NEC Corporation (the “Company”)

Ernst & Young Shin Nihon
     Engagement partner and CPA     Yoshio Kora (Seal)
     Engagement partner and CPA     Sadahiko Yoshimura (Seal)
     Engagement partner and CPA     Kazuya Oki (Seal)

     We have audited the financial statements, which are balance sheet, the statement of operations, the business report (accounting matters only), the proposed appropriation of retained earnings, and supplementary schedules (accounting matters only) for the 167th business period, from April 1, 2004 to March 31, 2005, of the Company pursuant to Paragraph 1 of Article 2 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha. The accounting matters of the business report and supplementary schedules that we have audited are those matters derived from accounting books and records. The financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and supplementary schedules based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation in the financial statements and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Such audit procedures also include those audit procedures applied to the Company’s subsidiaries as we considered necessary in the circumstances.

     As a result of the audit, our opinions are as follows:

(1) The balance sheet and the statement of operations present fairly the Company’s financial position and the results of operations in conformity with applicable laws and the Articles of Incorporation.

(2) The business report (accounting matters only) presents fairly the Company’s affairs in conformity with applicable laws and the Company’s Articles of Incorporation.

(3) The proposed appropriation of retained earnings is in conformity with applicable laws and the Articles of Incorporation.

(4) As regards the supplementary schedules (accounting matters only), there are no matters that should be reported pursuant to the Commercial Code of Japan.

     Neither our firm nor we have an interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

REPORT OF THE BOARD OF CORPORATE AUDITORS

     We, the Board of Corporate Auditors, received reports from each Corporate Auditor on the method and results of the audit concerning the performance by the Directors of their duties during the 167th business period from April 1, 2004 to March 31, 2005 and upon deliberation prepared this report. We hereby report as follows:

1.	Outline of audit method by Corporate Auditors

     In accordance with auditing principles and auditing plans determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other meetings of importance, received reports from Directors and employees on their performance of duties, examined documents evidencing important authorizations, and inspected the operations and the state of assets at the head office and principal facilities. With respect to the Company’s subsidiaries, each Corporate Auditor received reports on operations from Directors and employees of relevant divisions and, when necessary, visited the subsidiaries to receive reports on their operations, and also inspected operations and the state of assets. Furthermore, each Corporate Auditor received a report from the Independent Auditors on their audit and reviewed the accounting documents and supplementary schedules thereof.

     In addition to the auditing procedures mentioned above, each Corporate Auditor, where necessary, received report from Directors and employees in connection with (a) transactions by a Director in competition with the Company, (b) transactions between a Director and the Company in which the Director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company, and investigated the transactions in detail.

2.	Results of audit

(1) The procedures and results of the audit conducted by Ernst & Young Shin Nihon, the Independent Auditors, are fair and appropriate.

(2) The business report presents fairly the position of the Company in conformity with applicable laws and its Articles of Incorporation.

(3) In view of the state of assets of the Company and other circumstances, we have found no matters that must be reported concerning the proposed appropriation of retained earnings.

(4) Supplementary schedules fairly presents the matters to be disclosed therein and we have found no matters that must be reported in respect thereof.

(5) We have found no improper acts by Directors in the performance of their duties or any material facts in connection with the performance by Directors of their duties that constitute any violation of applicable laws or the Articles of Incorporation.

(6) Upon the investigation of the Company’s subsidiaries, we have found no matters that must be reported with regard to the performance by Directors of their duties.

     We also have found no breach of duties of Directors in (a) transactions by a Director in competition with the Company, (b) transactions between a Director and the Company in which the Director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company.

April 26, 2005

Corporate Auditor (Full-time) Corporate Auditor (Full-time) Corporate Auditor Corporate Auditor Corporate Auditor	Tatsuo Sakairi (Seal) Shigeo Matsumoto (Seal) Tsuneo Kabe (Seal) Shinichi Yokoyama (Seal) Muneo Shigematsu (Seal)

Note:
Messrs. Tsuneo Kabe, Shinichi Yokoyama and Muneo Shigematsu are outside corporate auditors, as stipulated in Paragraph 1, Article 18 of the Law For Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha.

REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS

1.	Total number of voting rights: 1,913, 328

2.	Proposals for the matters to be voted upon and reference matters relating to the proposals:

Proposal No. 1:	Approval of Proposed Appropriation of Retained Earnings for the 167th Business Period

     The proposed appropriation of retained earnings for the 167th Business Period is shown in the Attachment to the Notice of the 167th Ordinary General Meeting of Shareholders.

     In order to implement continuous structural reforms by adjusting to the drastically changing economic environment and other business circumstances, the Company has decided dividends on the basis of the profitability of respective business periods, estimated the business results of the next business period, the payout ratio, demand for internal reserves used in capital investments and other factors.

     It is proposed that the year-end dividends be 3 yen per share. Accordingly, the aggregate annual amount of the dividends, including the interim dividends, for the 167th Business Period, will be 6 yen per share.

     It is further proposed that bonuses payable to the Directors be 190.8 million yen.

Proposal No. 2:	Partial Amendments to the Articles of Incorporation

     Mainly in order to (i) adopt the electronic public-notices system permitted by the enforcement of the “Law Amending the Commercial Code and Law, etc. of Japan for Introduction of Electronic Public Notices System” (Law No.87 of 2004), (ii) increase the total number of shares authorized to be issued in order to implement the Company’s flexible capital policies, and (iii) reduce the maximum number of directors and abolish the system for directors with special titles due to the establishment of the corporate officer system, the Articles of Incorporation of the Company are proposed to be amended, in part, as follows.

(Proposed amendments are underlined.)

Current Text	Proposed Text	Reasons for Amendments
Article 2. (Object) (Omitted)	Article 2. (Object) (No change will be made in English text.)	This Article is proposed to be amended in Japanese text (without change in the meaning).
Article 4. (Method of Giving Public Notices) Public notices of the Company shall be inserted in the Nihon Keizai Shimbun published in Tokyo Metropolis.	Article 4. (Method of Giving Public Notices)
	Public notices of the Company shall be given by means of electronic public notices, provided, however, that in cases where an electronic public notice is impracticable due to an accident or other unavoidable reasons, the Company shall give its public notices in the Nihon Keizai Shimbun published in Tokyo Metropolis.	This Article is proposed to be amended to adopt the electronic public notices system as the method of giving public notices and to provide an alternative method of giving public notices in case where an electronic public notice is impracticable. The electronic public notices system that permits a company to post public notices on its web site is being introduced, as a result of the enforcement of the “Law Amending the Commercial Code and Law, etc. of Japan for Introduction of Electronic Public Notices System” (Law No.87 of 2004).
Article 5. (Total Number of Shares Authorized to Be Issued) The total number of shares authorized to be issued by the Company shall be three billion two hundred million (3,200,000,000).	Article 5. (Total Number of Shares Authorized to Be Issued) The total number of shares authorized to be issued by the Company shall be seven billion and five hundred million (7,500,000,000).	In order to implement the Company’s flexible capital policies, this Article is proposed to be amended to increase the total number of shares authorized to be issued from three billion two hundred million (3,200,000,000) to seven billion five million (7,500,000,000).

Article 12. (Convocation)
1. An ordinary general meeting of shareholders shall be convened in June of each year, and an extraordinary general meeting of shareholders shall be convened whenever necessary.
2. A general meeting of shareholders shall be convened by the Chairman of the Board pursuant to a resolution of the Board of Directors unless otherwise provided by law or ordinance, and, in cases where the office of the Chairman of the Board is vacant or he/she is unable to act, the Vice Chairman of the Board shall convene the meeting. In cases where the office of the Vice Chairman of the Board is vacant or he/she is unable to act, the President shall convene the meeting, and, in cases where the President is also unable to act, another Representative Director shall convene the meeting.
Article 12. (Convocation)
1. An ordinary general meeting of shareholders shall be convened in June of each year, and an extraordinary general meeting of shareholders shall be convened whenever necessary.
	2. A general meeting of shareholders shall be convened by a Representative Director who is appointed by the Board of Directors pursuant to a resolution of the Board of Directors unless otherwise provided by law or ordinance, and, in cases where he/she is unable to act, the meeting shall be convened by another Representative Director in accordance with an order previously determined by the Board of Directors.	This Article is proposed to be amended to change the provision concerning the person authorized to convene general meetings of shareholders, due to the deletion of the provision for the directors with special titles set forth in paragraph 2 of Article 20.

Article 13. (Chairman)
The chairmanship of the general meeting of shareholders shall be assumed by the Chairman of the Board, and, in cases where the office of the Chairman of the Board is vacant or he/she is unable to act, it shall be assumed by the Vice Chairman of the Board. In cases where the office of the Vice Chairman of the Board is vacant or he/she is unable to act, the chairmanship shall be assumed by the President, and, in cases where the President is also unable to act, it shall be assumed by another Representative Director in accordance with an order previously determined by the Board of Directors.
Article 13. (Chairman)
	The chairmanship of the general meeting of shareholders shall be assumed by a Representative Director who is appointed by the Board of Directors, and, in cases where he/she is unable to act, it shall be assumed by another Representative Director in accordance with an order previously determined by the Board of Directors.	This Article is proposed to be amended to change the provision concerning the chairman of the general meetings of shareholders, due to the deletion of the provision for the directors with special titles set forth in paragraph 2 of Article 20.
Article 17. (Number) The Company shall have Directors not exceeding forty in number.	Article 17. (Number) The Company shall have Directors not exceeding twenty in number.	After introducing the corporate officer system in April 2000, the Company has been managed by directors not exceeding twenty in number. This Article is proposed to be amended to reduce the maximum number of directors from forty to twenty.

Article 20. (Representative Director, etc.)
1. The Director(s) who represent the Company shall be nominated by a resolution of the Board of Directors.
2. The Board of Directors may by its resolution nominate a Chairman of the Board, a Vice Chairman of the Board, a President, one or more Senior Executive Vice Presidents, Executive Vice Presidents and Senior Vice Presidents.
	Article 20. (Representative Director) The Director(s) who represent the Company shall be nominated by a resolution of the Board of Directors. (paragraph 2 will be deleted)	This Article is proposed to be amended to delete the provision concerning directors with special titles, due to the establishment of the business execution structure based on the corporate officer system.
Article 23. (Liability Limitation Contract with Outside Directors) (Omitted)	Article 23. (Liability Limitation Contract with Outside Directors) (No change will be made in English text.)	This Article is proposed to be amended in Japanese text (without change in the meaning).
Supplementary Provisions Article 1. (Omitted)	Supplementary Provisions Article 1. (No change will be made in English text.)	This Article is proposed to be amended in Japanese text (without change in the meaning).

Proposal No. 3:	Election of Fifteen Directors

     Upon the close of this General Meeting, the term of office as Director of all fifteen Directors will expire. Accordingly, it is proposed that fifteen Directors be elected.

     The candidates are as follows:

Number of the
Name	Brief Employment History and Representative Status in		Company’s Shares
(Date of Birth)	Other Companies		Held
1. Hajime Sasaki	April 1961	Joined the Company	34,891
(April 6, 1936)	June 1988	Elected to the Board of Directors
	June 1991	Senior Vice President
	June 1994	Executive Vice President
	June 1996	Representative Director, Senior Executive Vice President
	March 1999	Chairman of the Board (to present)

2. Akinobu Kanasugi	July 1967	Joined the Company	31,639
(April 17, 1941)	June 1995	Elected to the Board of Directors
	June 1999	Senior Vice President
	April 2000	Company President of NEC Solutions, Senior Vice President and Member of the Board
	June 2000	Company President of NEC Solutions, Executive Vice President and Member of the Board
	March 2003	Representative Director, President
	April 2003	Relieved of Company President of NEC Solutions (to present)

3. Kaoru Yano	April 1966	Joined the Company	12,000
(February 23, 1944)	June 1995	Elected to the Board of Directors
	June 1999	Senior Vice President
	April 2000	Senior Vice President and Member of the Board
	December 2000	Company Deputy President of NEC Networks, Senior Vice President and Member of the Board
	April 2002	Company President of NEC Networks, Senior Vice President and Member of the Board
	October 2002	Company President of NEC Networks, Executive Vice President and Member of the Board
	April 2003	Relieved of Company President of NEC Networks
	June 2004	Representative Director, Senior Executive Vice President and Member of the Board (to present)

4. Toshiro Kawamura	April 1965	Joined the Company	11,637
(July 7, 1942)	June 1996	Elected to the Board of Directors
April 2000 June 2001 April 2003	Resigned as Director, Senior Vice President
Company Deputy President of NEC Solutions, Senior Vice President and Member of the Board
Relieved of Company Deputy President of NEC Solutions, Executive Vice President and Member of the Board
	June 2004	Representative Director, Senior Executive Vice President and Member of the Board (to present)

Number of the
Name	Brief Employment History and Representative Status in		Company’s Shares
(Date of Birth)	Other Companies		Held
5. Kazuhiko Kobayashi	April 1967	Joined the Company	8,000
(December 30, 1943)	July 1993	General Manager, Workstation and Server Division, 2nd Computers Business Unit
	June 1997	Elected to the Board of Directors
	April 2000	Resigned as Director, Senior Vice President
	September 2000	Executive General Manager, Computers Storage Products Operations Unit, NEC Solutions, Senior Vice President
	November 2001	Relieved of Executive General Manager, Computers Storage Products Operations Unit, NEC Solutions
	April 2002	Company Deputy President of NEC Solutions, Senior Vice President
	April 2003	Relieved of Company Deputy President of NEC Solutions
	June 2003	Executive Vice President
	June 2004	Senior Vice President and Member of the Board
	April 2005	Executive Vice President and Member of the Board (to present)

6. Kazumasa Fujie	April 1967	Joined the Company	8,000
(July 18, 1944)	July 1994	General Manager of Government and Public Sector Planning Division
	June 1998	Elected to the Board of Directors
	April 2000	Resigned as Director, Senior Vice President, General Manager, Government and Public Sector Marketing Promotion Division, Executive General Manager, Government and Public Sector Sales Unit, NEC Networks
	April 2001	Relieved of Executive General Manager, Government and Public Sector Sales Unit, NEC Networks
	April 2002	Company Deputy President of NEC Networks and Senior Vice President
	July 2002	Relieved of General Manager, Government and Public Sector Marketing Promotion Division
	April 2003	Relieved of Company Deputy President of NEC Networks, General Manager, Network Sales Division
	June 2003 October 2003	Senior Vice President and Member of the Board Relieved of General Manager, Network Sales Division
	April 2005	Executive Vice President and Member of the Board (to present)
Representative Status in Other Companies: President of NEC Electric Power Engineering, Ltd.

Number of the
Name	Brief Employment History and Representative Status in		Company’s Shares
(Date of Birth)	Other Companies		Held
7. Shunichi Suzuki	April 1967	Joined the Company	9,367
(February 20, 1945)	February 1996	General Manager, Affiliates and Auditing Division
	July 1999	Vice President
	April 2000	Associate Senior Vice President, General Manager, Office for the Promotion of Management Innovation, General Manager, Corporate Strategic Planning & Business Development Division
	June 2002	Senior Vice President and Member of the Board
	October 2002	Relieved of General Manager, Office for the Promotion of Management Innovation
	April 2003	Relieved of General Manager, Corporate Strategic Planning & Business Development Division
	April 2005	Executive Vice President and Member of the Board (to present)

8. Tsutomu Nakamura	April 1971	Joined the Company	6,000
(June 12, 1948)	June 2000	Executive General Manager, Mobile Terminals Operations Unit, Associate Senior Vice President
	April 2002	Company Deputy President of NEC Networks, Senior Vice President
	June 2002	Senior Vice President and Member of the Board
	April 2003	Relieved of Company Deputy President of NEC Networks (to present)
Representative Status in Other Companies: Chairman of NEC Telecommunications (China) Co., Ltd.

9. Konosuke Kashima	April 1969	Joined the Company	4,000
(January 30,1946)	October 1998	General Manager, C&C Systems Group Planning Division
	April 2000	General Manager, Company Planning Office, NEC Solutions, Associate Senior Vice President
	October 2002	Senior Vice President
	April 2003	General Manager, Corporate Planning Division, Senior Vice President
	April 2004	Relieved of General Manager, Corporate Planning Division
	June 2004	Senior Vice President and Member of the Board (to present)

10. Yasuo Matoi	April 1968	Joined the Company	5,058
(December 26, 1944)	June 1996	General Manager, 1st Controller Division
	June 2001	General Manager, Corporate Finance & Controller Division, Associate Senior Vice President
	October 2002	Relieved of General Manager, Corporate Finance & Controller Division
	April 2004	Senior Vice President
	June 2004	Senior Vice President and Member of the Board (to present)

11. Iwao Fuchigami	February 1971	Joined the Company	4,000
(March 4, 1946)	April 2000	Executive General Manager, 3rd System Operations Unit, NEC Solutions
	June 2001	Executive General Manager, 3rd Solutions Sales Operations Unit, NEC Solutions, Associate Senior Vice President
	April 2004	Relieved of Executive General Manager, 3rd Solutions Sales Operations Unit, NEC Solutions, Senior Vice President
	June 2004	Senior Vice President and Member of the Board (to present)

Number of the
Name	Brief Employment History and Representative Status in		Company’s Shares
(Date of Birth)	Other Companies		Held
12. Saburo Takizawa	April 1970	Joined the Company	3,000
(February 27, 1948)	June 2001	Executive General Manager, BIGLOBE Services Operations Unit, NEC Solutions
	April 2002	Executive General Manager, BIGLOBE Services Operations Unit, NEC Solutions, Associate Senior Vice President
	April 2003	Relieved of Executive General Manager, BIGLOBE Services Operations Unit, NEC Solutions, Executive General Manager, Broadband Solutions Operations Unit, Associate Senior Vice President
	April 2004	Relieved of Executive General Manager, Broadband Solutions Operations Unit, Senior Vice President
	June 2004	Senior Vice President and Member of the Board (to present)

13. Toshio Morikawa	April 1955	Joined the Sumitomo Bank, Limited (present the Sumitomo Mitsui Banking Corporation, the “Bank”)	0
	June 1980	Director of the Bank
	February 1984	Managing Director of the Bank
	October 1985	Senior Managing Director of the Bank
	October 1990	Deputy President of the Bank
	June 1993	President of the Bank
	June 1997	Chairman of the Board of the Bank
	June 2000	Elected to the Board of Directors of the Company (to present)
	March 2001	Counselor of the Bank
	June 2002	Advisor (Tokubetu Komon) of the Bank
	March 2005	Advisor (Meiyo Komon) of the Bank (to present)

14. Koichi Kimura	April 1959	Joined Daiwa Securities Co., Ltd. (“Daiwa”)	0
(January 6, 1936)	December 1982	Elected to the Board of Directors, Director and General Manager, International Investment Banking Department
	December 1984	Managing Director of Daiwa
	December 1988	Senior Managing Director of Daiwa
	October 1989	Deputy President of Daiwa
	October 1997	Advisor of Daiwa
	April 1998	Advisor Daiwa Institute of Research Ltd. (“DIR”)
	October 1998	Vice Chairman of DIR
	June 2000	Special Advisor of DIR
	June 2001	Elected to the Board of Directors of the Company (to present)
	June 2004	Advisor of DIR (to present)

15. Akira Uehara	April 1966	Joined the Company	0
(April 5, 1941)	March 1977	Resigned the Company
	April 1977	Joined the Taisho Pharmaceutical Co. Ltd. (“Taisho-Seiyaku”)
	June 1977	Executive Director of Taisho-Seiyaku
	June 1978	Senior Managing Director of Taisho-Seiyaku
	June 1981	Deputy President of Taisho-Seiyaku
	June 1982	President of Taisho-Seiyaku (to present)
	June 2002	Elected to the Board of Directors of the Company (to present)
Representative Status in Other Companies: President of the Taisho Pharmaceutical Co., Ltd. President of Taisho Toyama Pharmaceutical Co., Ltd. President of Taisho Business Research Institute Co., Ltd.

Note:	Messrs. Toshio Morikawa and Koichi Kimura are candidates for outside directors, as stipulated in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan.

Proposal No. 4:	Election of One Corporate Auditor

     Upon the close of this General Meeting, Mr. Tatsuo Shigematsu will resign as a Corporate Auditor. It is proposed that one Corporate Auditor be elected.

     The candidate is as follows:

     The consent of the Board of Corporate Auditors for this Proposal has been obtained.

Number of the
Name	Brief Employment History and Representative		Company’s Shares
(Date of Birth)	Status in Other Companies		Held
Hiroshi Takakuta	April 1966	Joined the Company	1,000
(July 30, 1942)	July 1996	Executive General Manager, 1st C&C Systems Operations Unit
	April 2000	Executive General Manager, 1st Solutions Sales Operations Unit, NEC Solutions Associate Senior Vice President
	April 2002	Relieved of Executive General Manager, 1st Solutions Sales Operations Unit, NEC Solutions
Senior Vice President
	July 2003	Executive Vice President
	April 2005	Advisor (to present)

Proposal No. 5:	Issuance of Stock Acquisition Rights (the “Rights”) with Favorable Conditions to Persons Other Than the Shareholders for the Purpose of Granting Stock Options

     Pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan, it is proposed that the Company issue the Rights with favorable conditions to persons other than its shareholders for the purpose of granting stock options as follows:

1	Reason for the issuance of the Rights with favorable conditions to persons other than the Shareholders

     With a view to promoting management awareness of shareholder value and creating motivation to improve the business results of the Company and its group companies (“NEC Group”), the Company issues the Rights to the Holders (as defined in item 2 below) for the purpose of granting stock options. Since the Rights are issued as stock options, no consideration shall be paid for such Rights. The amount to be paid upon exercise of the Rights shall be decided on the basis of the market price upon the issuance of the Rights.

2	Persons to whom the Rights will be allotted (the “Holder(s)”)

     Directors, Corporate Officers, Executive General Managers, employees having responsibilities equivalent to those of Corporate Officers or Executive General Managers, and full-time presidents of the Company’s Japanese subsidiaries (excluding companies whose stocks are listed and their subsidiaries) that are important to the NEC Group’s business strategy.

3	Terms of the Rights

(1)	Class and number of shares to be issued or transferred upon exercise of the Rights

No more than 350,000 shares of the Company’s common stocks will be issued or transferred to the Holders, provided that, upon exercise of the Rights, 1,000 shares per Right shall be issued or transferred. In the event that the Company splits or consolidates its shares of common stock (“stock split or consolidation”), the number of shares to be issued or transferred upon exercise of the Rights not yet exercised at the time of such stock split or consolidation shall be adjusted according to the following formula, with fractional shares resulting from the adjustment being discarded.

Number of shares after adjustment	=	Number of shares before adjustment	x	Ratio of stock split or consolidation

(2)	Total number of the Rights to be issued

No more than 350

(3)	Issue price of the Rights

None

(4)	Amount to be paid upon exercise of the Rights

The price to be paid in per share upon exercise of each of the Rights (the “Exercise Price”) shall be equal to the price obtained by multiplying 1.05 by the average of the closing prices in regular way of shares of the Company on the Tokyo Stock Exchange on each day (except the days on which no sales took place) during the month immediately preceding the month in which the Rights are issued, with fractional amounts of less than one yen resulting from the calculation being rounded up to one yen; provided that, if the Exercise Price so calculated shall be less than the closing price of the shares of the Company on the date the Rights are issued, such closing price shall become the Exercise Price.

In the event that the Company issues new shares or transfers treasury shares at less than the market price (excluding issuance or transfer of shares upon the conversion of convertible bonds provided in Article 341-2 of the Commercial Code of Japan before its amendment effective from April 1, 2002, the exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 the Commercial Code of Japan before its amendment effective from October 1, 2001 and the exercise of stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment being rounded up to one yen.

Exercise price after adjustment	=	Exercise price before adjustment	x	Number of shares outstanding	+	Number of new shares to be issued	x	Amount to be paid per share
Market price per share before issue of new shares
				Number of shares outstanding		+	Number of new shares to be issued

In the above formula, “Number of shares outstanding” means the total number of shares issued by the Company less the total number of its treasury shares, and in the event that the Company transfers its treasury shares, “Number of new shares to be issued” shall be read as “Number of treasury shares to be transferred”.

In the event of a stock split or consolidation after the issuance of the Rights, the Exercise Price will be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment being rounded up to one yen.

Exercise Price after adjustment	=	The Price before adjustment	x	1
Ratio of stock split or consolidation

(5)	Exercise Period of the Rights

From July 1, 2007 to June 30, 2011

(6)	Conditions of exercise of the Rights

(i)	The Holders may exercise the Rights so long as the Holders are directors, corporate officers or employees of the Company or its subsidiaries (excluding companies whose stocks are listed and their subsidiaries) at the time of exercise of the Rights. Notwithstanding the foregoing, if a Holder ceases to hold such position during the period described in (5) above, such Holder may exercise its Rights for a period of one year after leaving such position, but not later than the end of the period described in (5) above (i.e. on or before June 30, 2011). Furthermore, if a Holder leaves such position on or before June 30, 2007, such Holder may, nevertheless, exercise its Rights for a period of one year from July 1, 2007.

(ii)	Successors or heirs of the Holders shall not exercise the Rights.

(iii)	The exercise of a fraction of a Right shall not be permitted.

(iv)	Other terms and conditions pertaining to the exercise of the Rights shall be provided in the contract to be entered into between the Company and each of the Holders pursuant to the resolutions of this General Meeting and the resolutions of the Board of Directors to be adopted thereafter.

(7)	Events and conditions for cancellation of the Rights

The Company may cancel the Rights without consideration in the following events:

(i)	If the Holder becomes unable to exercise the Rights pursuant to the conditions set forth in paragraph (6) above;

(ii)	If an agreement for merger with the other company, pursuant to which the Company will be dissolved, is approved at a shareholders meeting of the Company; or

(iii)	If an agreement for stock exchange or stock transfer, pursuant to which the Company becomes a wholly owned subsidiary of the other company, is approved at a shareholders meeting of the Company.

(8)	Limitation on transfer of the Rights

Any transfer of the Rights shall be approved by the Board of Directors of the Company.

Proposal No. 6:	Presentation of Retirement Allowances to Corporate Auditor

     Upon the close of this General Meeting, Mr. Tatsuo Sakairi will resign as a Corporate Auditor. It is proposed that a reasonable retirement allowances be paid to the above one resigning Corporate Auditor according to the rules of the Company, in recognition of his services to the Company during his terms as Corporate Auditor. It is, further proposed that Corporate Auditors then in office be authorized to deliberation and decide the amount, timing, method of payment and other details relating to the retirement allowance to be paid to the retiring Corporate Auditor.

     A brief employment history of the retiring Corporate Auditor at the Company is as follows:

Name	Brief Employment History at the Company
Tatsuo Sakairi	June 2000	Corporate Auditor (to present)